American Ecology Corporation Lakepointe Centre I 300 East Mallard Dr., Suite 300 Boise, ID 83706	208/331-8400 Fax: 208/331-7900 800/590-5220 www.americanecology.com

November 22, 2006
VIA FAX AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
1 Station Plans, N.E., Stop 7010
Washington, D.C. 20549
Attn: Tracey McKoy, Division of Corporation Finance

RE:	American Ecology Corporation Form 10-K for the Fiscal Year Ended December 31, 2005, File No. 0-11688
Ladies and Gentlemen:
American Ecology Corporation (“American Ecology” or “the Company”) wishes to respond to the oral comments made by Ms. Tracey McKoy, Division of Corporation Finance, on a November 8, 2006 telephone conversation with the undersigned. Ms. McKoy’s comments were in response to our October 31, 2006 letter (the “Response Letter”) responding to the Commission’s October 11, 2006 letter. Our understanding of the oral comments is summarized below and is followed by our response.
Comment 1:
Please provide additional information that explains the difference (spread) between the 9.3% discount rate you used in the calculation of the asset retirement obligation and the 3.7% interest rate on the variable interest rate term debt that was refinanced in October 2002.
Response:
We refer you to our Response Letter describing how the Company derived the 9.3% discount rate used in our asset retirement obligation calculation under Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). In responding to the Commission’s oral comment request, we consulted with our primary financial institution, Wells Fargo Bank, to advise us on the general interest rate environment in 2002 and to provide us with the factors that Wells Fargo considered in deriving the estimated April 2002 loan pricing (used in our SFAS 143 calculation), and then compared those factors with the actual pricing of the loan obtained in October 2002. Wells Fargo advised us that the difference in rates is explained by 1) the differences in loan structure, 2) the length of maturity between the proposed loan and the actual loan received, and 3) the changing interest rate market during that time period.

Securities and Exchange Commission
November 22, 2006

In 2002, the overall US economy was struggling and the Federal Reserve Bank dramatically lowered interest rates (see explanation below) throughout 2002 in an effort to stimulate the economy.
The pricing on the proposed April 2002 loan that we used as the discount rate in our asset retirement obligation calculation was established by Wells Fargo based on its assumption that we would obtain an additional $15 million of unsecured, long-term debt with a maturity of fifteen years, and was priced using a fixed interest rate. This contrasts with the actual loan received in October 2002 (the proceeds of which were used to pay off existing term debt) had a five-year maturity and was priced with a variable interest rate.
In April 2002 and October 2002, the interest rate yield curve was upward sloping indicating that the financial markets expected long-term rates to increase. As a result, longer-term debt obligations were priced higher than shorter-term debt obligations. Additionally, the financial markets for fixed interest rate debt instruments required a premium over variable interest rate debt instruments. These pricing differences between the length of maturity and the pricing structure (i.e. fixed versus variable) support the differences between the 9.3% discount rate used in the implementation of SFAS 143 and the 3.7% variable interest rate on our newly acquired term debt at December 31, 2002.
Based on data provided by Wells Fargo, in April 2002 the financial market for a five-year, fixed interest rate debt instrument required a premium of 331 basis points over an equivalent variable interest rate debt instrument. Additionally, in April 2002 the financial market for a fifteen-year, fixed interest debt instrument required an additional premium of 163 basis points over an equivalent variable interest term loan. The total of these two market premiums approximated 494 basis points. By October 2002, interest rates continued to fall and the slope of the interest rate yield curve diminished, resulting in a narrowing of the interest rate spread between a fixed-priced and a variable debt instrument. The result was a reduction in the market premium to 195 basis points over an equivalent variable interest rate debt instrument, and 178 basis points over an equivalent five-year term loan as compared to a fifteen-year debt instrument. The table below summarizes the information provided to us by Wells Fargo.

	April-02	October-02
30-Day Libor Base Rate	1.87%	1.38%
Fixed Rate Premium vs. Variable Rate	3.31%	1.95%
15-Year Term Premium verse 5-Year Term	1.63%	1.78%

Base Rate - 15-Year, Fixed Interest Rate	6.81%	5.11%
Financial Institution Margin (dependent on credit risk)	2.50%	2.50%

	9.31%	7.61%

(1)	Margin ranged between 200 and 300 basis points. For this analysis the Company used the midpoint of this range. This margin is consistent between fixed verses variable interest rate pricing and between 5-year or 15-year term.
Based on the above, we believe that the 9.3% interest rate obtained from Wells Fargo approximated our incremental borrowing rate and our credit-adjusted, risk-free interest rate in April 2002, and that it was appropriate for use as a discount rate in implementing SFAS 143.

Securities and Exchange Commission
November 22, 2006

Comment 2:
Please provide us the pro forma impact to the Company’s reported closure and post-closure liability, retirement asset and income as of and for the years ended December 31, 2002, 2003, 2004 and 2005 using a pro forma discount rate of 7% as opposed to the actual 9.3% discount rate used by the Company.
Response:
We have summarized below the estimated pro forma impact on our reported closure and post-closure liability and retirement asset and income as of and for the years ended December 31, 2002, 2003, 2004 and 2005, assuming the use of a 7% discount rate in our asset retirement obligation calculation at the implementation of SFAS 143 in January 2002.

	2002	2003	2004	2005

Pro forma - Recalculated Using 7%
Asset Retirement Obligation	$20,293,308	$18,917,966	$14,741,075	$14,842,393

Retirement Asset, net	$3,302,346	$2,400,573	$2,202,375	$2,349,565

Income Statement
Cumulative Effect	$(11,175,470)	$—	$—	$—
Accretion Expense	1,087,624	1,004,352	996,271	1,041,381
Loss/(Gain)	1,871,312	(342,168)	221,382	575,166
Asset Amortization	287,982	275,991	163,245	304,733

SFAS 143 Pretax Income Impact	$(7,928,552)	$938,174	$1,380,899	$1,921,280

	2002	2003	2004	2005

AS REPORTED
Asset Retirement Obligation	$16,759,422	$15,745,214	$11,627,239	$11,686,700

Retirement Asset, net	$1,812,137	$1,359,599	$1,238,045	$1,427,586

Income Statement
Cumulative Effect	$(13,140,912)	$—	$—	$—
Accretion Expense	1,099,053	1,051,465	1,028,552	1,077,600
Loss/(Gain)	1,871,312	(475,956)	661,312	656,881
Asset Amortization	198,317	190,192	94,300	192,755

SFAS 143 Pretax Income Impact	$(9,972,230)	$765,701	$1,784,164	$1,927,236

Securities and Exchange Commission
November 22, 2006

	2002	2003	2004	2005

DIFFERENCE - INCREASE/(DECREASE)
Asset Retirement Obligation	$3,533,887	$3,172,751	$3,113,836	$3,155,693

Retirement Asset, net	$1,490,209	$1,040,975	$964,330	$921,979

Income Statement
Cumulative Effect	1,965,442	—	—	—
Accretion Expense	(11,429)	(47,113)	(32,281)	(36,219)
Loss/(Gain)	—	133,788	(439,930)	(81,715)
Asset Amortization	89,665	85,799	68,946	111,977

SFAS 143 Pretax Income Impact	$2,043,678	$172,474	$(403,265)	$(5,956)

If you have any additional questions, please feel free to contact me at 208.331.8400.
Sincerely,

Jeffrey R. Feeler
Vice President, Controller &
   Chief Accounting Officer

cc:	Stephen A. Romano, President and Chief Executive Officer Stephen Leitzell, Dechert LLP Todd Van der Wel, Partner, Moss Adams LLP Todd Wall, Partner, Moss Adams LLP